

Mail Stop 3720

November 8, 2006

VIA U.S. MAIL AND FAX (408) 727-6205
Mr. Mark Richman
Chief Financial Officer
Terayon Communications Systems Inc.
2450 Walsh Avenue
Santa Clara, CA 95051

> **Re: Terayon Communications Systems, Inc.**
> **Form 8-K, Item 4.02**
> **Filed November 8, 2006**
> **File No. 0-24647**

Dear Mr. Richman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02

1. Please amend your Form 8-K and:

    - state your basis for not making a determination as to whether the financial statements for 2001 can be relied upon and why you believe that you could make adjustments to the 2001 financial statements in the periodic reports. Also, please identify the subject periodic reports that you plan to amend.

- state, if true, that Stonefield Josephson will re-audit the financial statements from 2001 through 2004, and that they will also audit the financial statements for 2005 and 2006.

- disclose when you plan to file your 2005 Form 10-KSB and interim reports for all quarters between September 30, 2005 and September 30, 2006.

Please file an amended Form 8-K and respond to these comments within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Kyle Moffatt
Accountant Branch Chief